Exhibit 10.24

December 1, 2014

Keith Katkin

c/o Avanir Pharmaceuticals

30 Enterprise, Suite 400

Aliso Viejo, CA 92656

Dear Keith:

This letter presents the following definitive terms for your on-going service as President and Chief Executive Officer.

TITLE AND RESPONSIBILITIES

Your position will continue to be that of President and Chief Executive Officer and you will have such responsibilities as set forth in the bylaws of Avanir Pharmaceuticals (the “Company”) and as may be prescribed from time to time by the Board of Directors. Your appointment in this capacity was effective as of March 13, 2007 (the “Effective Date”) and you will serve until the earlier of your resignation or removal.

COMPENSATION

Base Salary. Your base salary will be $56,250.00 per month (an annual rate of $675,000.00), or such higher amount as the Compensation Committee of the Board of Directors may determine from time to time (“Base Salary”), payable in accordance with the Company’s regular payroll practices.

Bonus. In addition to the Base Salary, you will be eligible for an annual target bonus equal to 65% of the Base Salary. This annual bonus will be payable no later than the end of the first quarter of each fiscal year based on performance in the prior year. The actual bonus may be higher or lower than the target amount, depending on your satisfaction of performance criteria established by the Compensation Committee of the Board and the Company’s overall performance.

Equity Awards. The Compensation Committee will award you with equity compensation on terms to be determined by the Compensation Committee, in its sole discretion. The Compensation Committee ordinarily assesses performance and makes annual equity compensation grants following the end of each fiscal year (i.e., in the first quarter of the following fiscal year). The specific terms of such annual awards will be determined by the Compensation Committee.

BENEFITS AND EXPENSES

As an AVANIR employee and member of senior management you will be eligible for the employee benefits relating to health insurance, life insurance, disability insurance, etc., provided to other members of the Company’s senior management. In addition, all travel and other reasonable business expenses incurred by you in the performance of your duties will be reimbursed to you, in accordance with the Company’s expense reimbursement policy.

SEVERANCE COMPENSATION

As a member of AVANIR’s senior management team, you will remain eligible to receive those change of control severance benefits to which you are currently entitled under the Company’s standard form of Change of Control Agreement, as amended from time to time.

In addition, if the Company terminates your employment without Cause or you Resign for Good Reason (each as defined in the Change of Control Agreement) other than under circumstances that would constitute a “Change of Control Termination as defined in the Change of Control Agreement, then, subject to your entering into the Company’s standard form of release of claims in favor of the Company and such release of claims becoming effective and irrevocable within thirty days following your termination date, you will be entitled to severance pay equal to 24 months of Base Salary, plus an amount equal to two times the greater of (A) the aggregate annual cash bonus payment(s) received by Employee in the Company’s preceding fiscal year or (B) Employee’s target annual cash bonus amount, with such severance benefits to be paid in one lump sum on the first payroll date that is thirty days following the date of termination. Additionally, in the event of such a termination of your employment without Cause or a resignation for Good Reason, the vesting of all of your unvested equity-based compensation awards will be accelerated in full so as to vest as of the date of termination (with any performance-based vesting conditions deemed satisfied at the target level of performance), and you will have 90 days to exercise all of your stock options that have vested as of the date of termination.

If you elect to continue insurance coverage as afforded according to COBRA, and, if such election is made, you will be entitled to reimbursement of COBRA coverage for 24 months following the end of the existing coverage as an active employee. Nothing in this Agreement will extend the COBRA period beyond the period allowed under COBRA, nor is the Company assuming any responsibility for your election to continue coverage. Notwithstanding the foregoing, the foregoing benefit can be provided, at the Company’s sole discretion, in the form of a lump sum taxable severance payment in lieu of the COBRA subsidy if the COBRA subsidy is found to be discriminatory pursuant to applicable law.

Anything in this Agreement to the contrary notwithstanding, if at the time of your separation from service, you are determined by the Company to be a ‘specified employee’ within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the ‘Code’), and if any payment that you become entitled to under this Agreement would be considered deferred compensation subject to interest and additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, then no such payment shall be payable prior to the date that is the earlier of (1) six months and one day after your separation from service, or (2) your death. This letter is intended to comply with the requirements of Section 409A of the Code and shall be interpreted in a manner consistent with that intent. Each payment made hereunder will be treated as a “separate payment” within the meaning of Section 409A of the Code.

OTHER ITEMS

Employment with the Company is considered “at will”, meaning it is for an unspecified period of time and that the employment relationship may be terminated by yourself or by the Company at any time, with or without cause. Nothing in the Change of Control Agreement will modify this at will employment relationship.

You will be required to devote your full time, attention, energy and skills to the Company during the period you are employed under this Agreement. During your employment, you may not, directly or indirectly, either as an employee, employer, consultant, corporate officer or director, investor, or in any other capacity, engage or participate in any business that is in competition with the business of the Company, unless such participation or interest is fully disclosed to the Company and approved by the Board.

This letter, the Change of Control Agreement and the Inventions Agreement previously executed by you constitute the entire agreement between you and the Company with respect to the terms of your employment and, by signing below, will supersede all prior and contemporaneous negotiations, agreements and understandings between you and the Company, whether oral or written (including your prior employment agreement, but excluding any agreements governing outstanding equity awards). Any amendments to this agreement shall be in writing and signed by both parties.

We look forward to your continued contributions to Avanir.

Respectfully,

Avanir Pharmaceuticals, Inc.

/S/ DAVID J. MAZZO
David J. Mazzo, Ph.D.
Chairman & Compensation Committee

Acceptance:

/s/ KEITH A. KATKIN
Keith A. Katkin
President & Chief Executive Officer